CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 4, 2009

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

Cream Minerals Announces Amendment to Wine Option Agreement

Vancouver, BC – June 04, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") announces that in March 2009, an option agreement for the Company to acquire the Wine Claim, MB 3964 and Wine 1 Claim was amended to extend the period of time required for making the final option payment of $15,000.00. In consideration for the extension of terms the Company agreed to pay the Optionor an additional $5,000.00. Upon fulfilling the above obligations Cream will be vested with a 100% right, title and interest in and to the Property subject to a 2% Net Smelter Royalty (“NSR”) payable to the Optionor from the production of gold, silver and all base metals and other minerals from the Property. Cream shall have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

The Wine and Wine 1 claims cover an east west trending mafic intrusion (1,700 m x 700 m) that has known copper, nickel, platinum, palladium and gold mineralization spatially related to the intrusion and its contact with the surrounding country rocks. On July 19, 2007, Cream announced the results of  test drill hole RAD 07-01 which assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132% Platinum and 0.270 g/t Palladium over 66.8 feet.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.